UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria – CORPORATE	Code	PC.00.000
Policy	Review	00
Title: Dividends Policy	Area	Investors’ Relation

1. PURPOSE

This Dividends Policy (the “Policy”) is aimed at defining principles for the definition of remuneration to the shareholders of Fibria Celulose S.A. (“Company”) to be proposed by the Management.

2. SCOPE

This Policy applies to the Company and it is part of its internal controls and corporate governance controls, being connected to the other Financial Policies, specially the Indebtedness and Liquidity Management Policy.

3. GUIDELINES

The Management of Fibria shall, upon the publication of its Annual Financial Statements, propose the payment of remuneration to the shareholders during the relevant year based upon its ability to generate cash flow, considering its strategic planning, the plans of investment and the retention of its Investment Grade Rating.

Subject to the aforementioned assumptions, Fibria’s Management may propose, during the course of the year, an extraordinary remuneration to the shareholders, based on the values in the Company’s Financial Statements.

The proposed remuneration based on the Financial Statements, as well as any proposal for extraordinary remuneration, if any, are subject to approval at an Ordinary or Extraordinary Shareholders’ Meeting, respectively, when the payment dates shall also be stipulated.

This Dividends Policy of the Company shall not be construed as a restriction or limitation of the shareholders’ rights to receive, for each fiscal year, the mandatory minimum dividend stipulated in the prevailing legislation and the Company’s Bylaws.

Fibria believes that the determining of a dividends policy represents part of its commitment to the best corporate governance practices. The Company may revise, modify or revoke its Dividends Policy at any time, subject to the approval of the Board of Directors.

Prepared by: Finance and Investors’ Relation	Confidentiality: Shared with interested parties	Approved by: CEO Board of Directors

4. RESPONSIBILITIES

Conselho de Administração: Esta Política foi aprovada na Reunião do Conselho de Administração de 22 de outubro de 2015. Cabe ao Conselho de Administração a aprovação de quaisquer alterações, exceções ou revisões aqui descritas.

Comitê de Finanças: Cabe ao Comitê de Finanças supervisionar o cumprimento desta Política.

Diretoria de Finanças e RI: Cabe à Diretoria de Finanças e RI garantir o cumprimento desta Política, aprovando e controlando as execuções das estratégias adotadas.

Gerência Geral de Tesouraria: Cabe à Tesouraria a execução das operações financeiras, a realização da gestão do caixa e do endividamento da Companhia conforme a Política de Gestão de Endividamento e Liquidez.

Gerência Geral de Governança, Riscos e Compliance: Cabe à Gerência Geral de Governança, Riscos e Compliance a verificação periódica do enquadramento dos indicadores descritos nessa política, a emissão e envio de relatórios pertinentes e a análise dos fatores de riscos inerentes a esta Política.

Gerência Geral de Relações com Investidores: Cabe à área de RI coordenar os processos de remuneração aos acionistas e dar ampla divulgação a essa Política após sua aprovação ou a quaisquer exceções ou revisões aprovadas pelo Conselho de Administração.

5. ASSOCIATED BUSINESS RISKS

The risks associated to this Policy refer to the following risk categories:

•                  Strategy

•                  Business Strategy

•                  Governance

•                  Planning

•                  Financial

•                  Liquidity

•                  Credit

•                  Market

•                  Compliance

•                  Internal

•                  External

6. EXHIBITS

There are no exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO